UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Hillshire Brands Company

Full Name of Registrant

N/A

Former Name if Applicable

3500 Lacey Road

Address of Principal Executive Office (Street and Number)

Downers Grove, Illinois 60515

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 1, 2012, The Hillshire Brands Company (the “Company”) filed a Current Report on Form 8-K announcing that the Audit Committee of the Board of Directors of the Company had determined that the Company’s consolidated financial statements for its fiscal years ended June 27, 2009, July 3, 2010 and July 2, 2011 and the unaudited financial statements for all of its fiscal quarters in fiscal year 2011 and fiscal year 2012 should no longer be relied upon. The determination was made based upon information the Company received from D.E MASTER BLENDERS 1753 N.V. (“D.E MASTER BLENDERS”) regarding accounting irregularities and other adjustments within D.E MASTER BLENDERS’ Brazilian operations. D.E MASTER BLENDERS and its Brazilian operations were previously part of Sara Lee Corporation, the former name of the Company, and were spun off from Sara Lee Corporation prior to the end of fiscal year 2012.

On August 28, 2012, D.E MASTER BLENDERS reported that the investigation into the irregularities in its Brazilian operations has been largely completed. The Company continues to closely monitor D.E MASTER BLENDERS’ investigation and anticipates that the investigation will be completed and finalized in an expeditious manner. Because the Company’s ability to complete its Form 10-K for fiscal year 2012 (“2012 Form 10-K”) and the related restatements is subject to the completion of D.E MASTER BLENDERS’ investigation, and because of the additional time required to finalize the necessary accounting corrections that impact the periods to be presented in the 2012 Form 10-K, the Company does not expect to complete the preparation of its financial statements for the fiscal year ended June 30, 2012 within the prescribed time for the filing of the 2012 Form 10-K. The Company expects to file the 2012 Form 10-K by September 13, 2012.

In connection with this matter, the Company will be evaluating whether any of the matters identified in the course of the restatement analysis were the result of one or more material weaknesses in its internal control over financial reporting. The Company has not yet determined whether any material weaknesses in its internal control over financial reporting existed. The Company will conclude its evaluation of the effectiveness of its internal control over financial reporting and disclosure controls and procedures and will report its findings in the 2012 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Maria Henry	630	598-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed the spin-off of D.E. MASTER BLENDERS on June 28, 2012 and, as a result, the results of this business are classified as discontinued operations for all periods presented. On July 5, 2012, the Company filed a Current Report on Form 8-K with the SEC to report the unaudited pro forma consolidated income statements of the Company for the nine months ended March 31, 2012 and each of the three years ended July 2, 2011, July 3, 2010 and June 27, 2009, and the unaudited pro forma condensed consolidated balance sheet of the Company dated as of March 31, 2012 (the “Pro Forma Financials”). The Pro Forma Financials reflect adjustments to the Company’s historical financial information to give effect to the spin-off of D.E MASTER BLENDERS and related transactions. The consolidated income statement for fiscal year 2012 will incorporate the items reflected in the Form 8-K filed by the Company on July 5, 2012 and also will include the impact of significant items, including consulting, advisory and other costs incurred in connection with the spin-off, restructuring and impairment charges, debt extinguishment costs and various tax matters. In addition, the impact of the restatement on the Company’s fiscal year 2011 financial statements relative to discontinued operations will not be known until the Brazil investigation has been finalized.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements, including with respect to the anticipated restatement of historical financial results and the Company’s ability to file the 2012 Form 10-K by the extension of the deadline. These forward-looking statements are preceded by terms such as “expects,” “anticipates” or “believes.” These forward-looking statements are based on information currently available to the Company. Such forward-looking statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied. Consequently, the Company wishes to caution readers not to place undue reliance on any such statements. Such risks and uncertainties include factors relating to the timing and nature of the final results of the D.E MASTER BLENDERS investigation and resolution of the underlying accounting issues; resolution of other accounting issues generally resulting from the completion of the audit of the Company’s annual financial statements; and the timing and completion of the Company’s annual audit. The Company undertakes no obligation to update or correct any forward-looking statement made herein due to the occurrence of events after the filing of this Form 12b-25, except as required under applicable federal securities law.

The Hillshire Brands Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 28, 2012	By:	/s/ Maria Henry
		Name:	Maria Henry
		Title:	Executive Vice President and Chief Financial Officer